NEWS RELEASE

DermaPreciseTM Injection System Shown to Produce Consistently High Cell Count and Viability for Cell Therapy Injections

Independent Testing Performed by Innovacell Demonstrates the DermaPreciseTM Control Leads to Unparalleled Post-Injection Cell Survival and Viability Consistency

VANCOUVER, BC, CANADA – 2 August 2022 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, announced today it has received test results showing that cells injected through the DermaPreciseTM Injector maintained >99% viability.

Innovacell, a cell therapy company headquartered in Tokyo, Japan with a manufacturing facility in Innsbruck, Austria, tested RepliCel’s DermaPreciseTM Injection System to measure for loss of cells and/or cell viability when injected through the system. Study results showed consistent cell viability over 99% when cells were injected through the DermaPreciseTM Injection System. Equally important as it relates to clinical practice, cells remained viable in the device for up to 90 minutes after which  cells injected through the DermaPreciseTM Injector still maintained >98% viability with a simple pre-injection “rotation” of the injector wand to reverse any sedimentation.

Alternative dermal injection systems are either manual – and thus inherently inconsistent – or involve injection forces which are harmful to cells. Traditional manual injection techniques do not control for injection variability in shear stress, depth, dose, speed, or injection force. All these factors are known to influence cell viability and have a likely impact on clinical outcomes and yet, surprisingly, remain uncontrolled in many clinical cell therapy studies.

The DermaPreciseTM is an electronically controlled dermal injector with highly precise, pre-fixed volume and depth parameters which dictate exact consistency of every injection. Additionally the DermaPreciseTM  system is programmable to ensure injection delivery speed does not exceed the shear force harmful to cells after factoring in cell density, needle gauge, and patient tissue density. Furthermore, the DermaPreciseTM injects cells while the needle is being withdrawn, leaving the cells behind in the channel created by the needle, thus additionally reducing the amount of stress imposed upon injected cells.

Given the system’s control over injection depth, the injection can be optimized to deliver cells where they need to be to have an optimal clinical effect. DermaPreciseTM thus assists product developers and clinicians in controlling for delivery variability as an influence on clinical outcome variability.

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“One of the things we’ve always believed about RepliCel’s RCH-01 cell therapy, for example,” stated R. Lee Buckler, President and CEO of RepliCel Life Sciences which has developed and owns all rights to the DermaPrecise product line, “is that it will be critical to optimizing the treatment outcome to consistently deliver the cells in the entire hair-thinning region of the scalp at the depths in which the hair follicle bulbs exist. What is exciting about the results of the recent study done at Monasterium Laboratory, when combined with the results of this Innovacell study, is that we are now clearly showing the ability to consistently inject a 100μL volume using a 9-needle head in a 1cm2 array at 8mm maximum needle travel with the injection performed during needle withdrawal and, as per the image attached to this release demonstrates, ensure deposition in the mid-to-lower dermis and upper subcutaneous fat layer, at depths consistent with the location of hair follicle bulbs in androgenetic alopecia affected scalp. We believe this will be enormously valuable to our RCH-01 program by eliminating two important variables which are known to be linked to the success of clinical outcomes.”

“The test results show that DermaPrecise™ has the potential to greatly improve consistent post-injection cell viability in the delivery of cells injected into dermal or subcutaneous tissue. Improved, controllable, consistent, validated cell-delivery tools are required to optimize cell therapy outcomes for patients and the companies developing these valuable therapies,” stated Kevin McElwee, RepliCel’s Chief Science Officer.

Study Design

RepliCel’s non-bulbar dermal sheath (NBDS) cells (which form the basis of the Company’s RCS-01 and RCS-01 products) were cultured and placed into a standard injection solution, injected through the DermaPrecise injector using the system’s 9-needle consumable, cells were collected post-injection and stained, then processed through a flow cytometer to count the post-injection cell survival rate.

Market Demand for Controlled Delivery Systems

In a 2017 publication in the Nature Partner Journal, Regenerative Medicine*, authors from the University of Nottingham (UK) and University of Pittsburgh (PA, USA), stated:

“…existing cell-delivery approaches have shown limited success, with numerous studies showing fewer than 5% of injected cells persisting at the site of injection within days of transplantation.”

The authors, in exploring a variety of reasons for this loss of post-injection cell viability including variability in mechanical injection force used by manual injectors, the damage subjected to cells by shear force when injection pressures are too high, and a lack of focus on controlling for cell delivery protocols or technologies, concluded:

“There is a growing recognition that conventional needle-based … cell transplantation tools have considerable inadequacies that may affect clinical translation.”
…

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“An integrated approach to the evaluation of cell-delivery success is needed to improve the assessment of delivery efficacy and to allow for sound interpretations of clinical results. Improved cell-delivery tools are also required to streamline the delivery of cell-based therapeutics from the donor to the patient without compromising quality. Finally, pre-clinical planning and testing of the desired administration protocol with cell-type specificity is essential to achieve good clinical trial design.”

* Amer MH, Rose FRAJ, Shakesheff KM, Modo M, White LJ. Translational considerations in injectable cell-based therapeutics for neurological applications: concepts, progress and challenges. NPJ Regen Med. 2017 Aug 10;2:23. doi: 10.1038/s41536-017-0028-x. PMID: 29302358; PMCID: PMC5677964. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5677964/

About Innovacell AG

Innovacell AG was founded in 2004 in Innsbruck, Austria and is, since 2021, a 100% subsidiary of Innovacell K.K. in Tokyo, Japan. Innovacell is a biotechnology company focused on developing, producing and marketing cell therapies for treating fecal and urinary incontinence. Innovacell has also developed technologies for isolating, multiplying, using and delivering muscle cells. Patents for these technologies have already been granted or their applications filed. Innovacell aims at marketing the products it has developed in the five key European countries (Germany, France, Italy, Spain and the United Kingdom) as well as in Japan and the USA. The goal is to become a global leader in the field of regenerative medicine with a focus on innovative, personalized cell therapies. Innovacell also performs select contract development and manufacturing services for clients such as RepliCel Life Sciences, Inc.

About the DermaPreciseTM Injector Product Line

The DermaPreciseTM Injector platform is an electronic injection system which will bring new levels of control over intra-dermal or subcutaneous injections where precision of depth, dose and/or delivery matters.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated, but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit replicel.com for additional information.

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      Notable Facts:

•	RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents.

•
RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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